Exhibit 99.7

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of 2,652,688.418 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

R.C.S LYON B 379 001 530

SPECIAL REPORT ON STOCK OPTIONS

Year ended December 31, 2004

In accordance with article L. 225-184 of the Commercial Code, we give you in this report the informations concerning stock options granted or exercised during year 2004.

     1- OPTIONS GRANTED DURING THE YEAR

-	Concerning directors

			Price
Beneficiaries	Function	Number	(Euros)	Maturity

SOULA Gérard	Président Directeur Général	300 000	14,81	dec 2014

WILLARD Stephen	Director – CFO	150 000	14,81	dec 2014

-	Concerning employees

			Price
Beneficiaries	Function	Number	(Euros)	Maturity

FANGET Bernard	Senior VP Pharmaceutical Development	100 000	19,20	march 2014
LEHUU Bertrand	VP Business Development	100 000	20,43	june 2014
JORDA Rafael	VP Director of Manufacturing	60 000	14,81	Dec 2014
	& Development
MARLIO Charles	Associate General Counsel	50 000	19,20	march 2014
WEBER David	Purchase Director	50 000	12,02	sept 2014
MEYRUEIX Rémi	Scientific Director	40 000	14,81	dec 2014
SOULA Olivier	Nanotechnology Director	40 000	14,81	Dec 2014

     1. OPTIONS GRANTED DURING THE YEAR (continued)

			Price
Beneficiaries	Function	Number	(Euros)	Maturity

BONNET GONNET Céline	Senior Scientist	20 000	20,43	June 2014

     2- OPTIONS EXERCICED DURING THE YEAR

-	Concerning directors

			Price
Beneficiaries	Function	Number	(Euros)	Exercice Date
SOULA Gérard	Président Directeur Général	200 000	1,09	sept 2004
		100 000	1,09	oct 2004
WILLARD Stephen	Director – CFO	15 000	7,58	may 2004
		5 000	7,58	june 2004
		10 000	1,09	june 2004
		5 000	2,33	july 2004

-	Concerning employees

			Price
Beneficiaries	Function	Number	(Euros)	Exercice Date

JORDA Rafael	VP Director of	10 000	4,75	Feb 2004
	Manufacturing & Development

CHEONG CHAN You Ping	Director of Chemestry	15 000	4,75	Feb 2004

The Board of Directors